SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-20975
CUSIP NUMBER    88033R  20  5


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended: 12-31-01

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                                                          Page 2

PART I - REGISTRANT INFORMATION


Tengasco, Inc.
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Full Name of Registrant

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Former Name If Applicable

603 Main Avenue
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Address of Principal Executive Office (Street and Number)

Knoxville, TN 37902
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City, State and Zip Code

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                                                                          Page 3

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
     |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject  quarterly  report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[_]  |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Registrant is unable to complete its financial statements in time to file by the April 1, 2002 filing date. The delay in completing the financial statements is due both to the fact that the Reserve Analysis report of registrant's oil and gas reserves has still not been finalized and the Auditor's inability to complete the financial statements within the required time period. It is expected that the financial statements will be completed shortly and the report on Form 10-K will be filed by the end of the extension period.

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                                                                          Page 4


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth N. Miller                               212           944-2200
     -------------------------------------------- ----------- ------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's oil and gas Revenues for the year ending December 31, 2001 increased to approximately $6,656,758 as compared to $5,241,076 for the year ending December 31, 2000. The Company also had pipeline transportation revenues of approximately $296,331 during 2001. The increase in revenues is due primarily from gas sales from the Company's Swan Creek Field in Tennessee. The Company anticipates that its loss for the year 2001 will be substantially less than for the year 2000. However, until the Company's auditors complete the Company's financial statements, no assurances can be made with any certainty as to the amount of the loss for the year 2001.


                                 Tengasco, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 28, 2002             By  /s/ Harold G. Morris, Jr.
    -------------------              --------------------------
                                          Harold G. Morris, Jr.
                                          President.